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                            FILED BY SUN MICROSYSTEMS, INC. PURSUANT TO RULE 425
                                                UNDER THE SECURITIES ACT OF 1933
                                          SUBJECT COMPANY: COBALT NETWORKS, INC.
                                                    COMMISSION FILE NO.: 0-24360


SUN MICROSYSTEMS MASTER Q&A

Sun Microsystems, Inc. announced its intention to acquire Cobalt Networks, Inc. The following Frequently Asked Questions provide more information about the proposed acquisition. Completion of the acquisition is subject to customary closing conditions, including governmental approvals and Blue shareholder approval.

GENERAL

Q:   What was announced?
A:   Sun is acquiring Cobalt, a publicly traded company based in Mountain View,
Calif., to accelerate its move into the server appliance area.

Q:   Why did Sun choose Cobalt?
A:   Sun is accelerating its move into the server appliance industry that is projected to total $15.8B by 2003 (Dataquest). Sun is a leading provider of infrastructure and systems for networking computing to the enterprise and service provider marketplaces and is expanding its product offerings with server and software offerings with this acquisition. Cobalt is a leader in the server appliance marketplace with leading edge products and a world-class management team. Putting Cobalt and Sun together is a synergistic move that will provide an end-to-end solution, servers from the low-end appliance to mainframe-class solutions.

Q:   How will Sun benefit from the acquisition of Cobalt?
A:   Cobalt brings to Sun tremendous experience, skilled management, and complementary engineering expertise. Sun is now in an excellent position to expand its business by providing customers with a low-end server appliance solution that complements our existing server family. Sun, which is already a leading provider of solutions to service providers, now augments its product offerings with the addition of a low-cost, easy-to-use, turnkey appliance.

Q:   How will Sun customers benefit from the acquisition of Cobalt?
A:   The products of these two companies are complementary. Sun's customers will benefit from the availability of an industry leading, low-end server appliance. The combination of the two companies provides customers with an end-to-end solution from appliance to datacenter solution.

Q.   What is an server appliance?
A:   Server appliances are a complete solution. They are networked based devices optimized to perform a finite set of related server functions. They deploy in minutes,


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require little technical knowledge and enable the user to create a web presence easily and cost-effectively. In minutes the use has access to a full range of Internet/intranet services, such as e-mail, webhosting, web publishing, discussion groups, firewall, file sharing, caching and storage.

Q:   Why didn't Sun build this technology/product itself?
A:   Sun always evaluates entry into a new product area via a make vs. buy decision. In this case, we wanted to accelerate our time to market. Thus, acquisition of a complementary product offering provides Sun with enhanced time-to-market; access to a talented, proven company; and a world-class management team.

Q:   Did Sun consider other companies in this area?
A:   Sun is always looking at opportunities in this and other markets that can provide its customers with solutions they demand and create new opportunity for the company. In this case, Cobalt's complementary products and commonality of culture and vision made it a good fit with Sun.

FINANCIAL

Q:   How much did Sun pay for Cobalt?
A:   Under the terms of the agreement, Sun common stock and options worth an aggregate value of approximately $2.0 billion will be exchanged for all outstanding shares and options of Cobalt at an exchange ratio of one Cobalt share to 0.5 Sun shares.

Q:   What impact will the Cobalt acquisition have on Sun's financial statements?
A:   The transaction is currently projected to be accretive to operating earnings before interest, taxes, depreciation, amortization, gains on sale of equity investments and in-process research & development charges (operating EBITDA) in the second half of this fiscal year.

On an earnings per share basis (EPS), because of the amortization charges for intangible assets over very short lives, we currently anticipate that the transaction will be dilutive by approximately $.15-$.20 in the second half of this fiscal year and by about $.20 in fiscal 2002.

The Cobalt acquisition will be accounted for as a purchase transaction where Sun anticipates it will record a one time charge for in-process research & development of approximately $70 million as required by generally accepted accounting principles in the period the transaction closes. Additionally, we anticipate that we will record intangible assets including developed technology and goodwill of approximately $1.8 billion. For financial reporting purposes these assets will have a life of between 2 years and 5 years.

Q:   Why are you now placing an emphasis on operating EBITDA?
A:   As many of you know, there are many companies out there with varying financial metrics that attempt to focus on the operating performance of their businesses. We believe that operating EBITDA, as we have defined it, is a very useful metric to


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understand and measure the performance of our business over the long run.
Shortly, you will see this metric discussed in our fiscal year 2000 annual report. Additionally, we have made available on our Investor Relations website 10 years of operating EBITDA and will discuss this metric with you during our quarterly earnings conference calls. We will of course continue to provide GAAP based net income and EPS information.

Q: You have never made an acquisition of this size; does the purchase price trouble you? Did you pay too much?
A:   For several quarters we have been very clear in stating that we would continue to invest aggressively to grow our market share and our product portfolio. The acquisition of Cobalt is an outstanding opportunity to do just that. We are acquiring a leader in a very high growth arena that is a logical extension of our business.

ORGANIZATIONAL

Q:   How will Cobalt and Sun be integrated?
A:   Following the close of the acquisition, Cobalt's business organization will be integrated into Sun's Network Service Provider (NSP) business under EVP John McFarlane as a stand-alone product group. Cobalt's key management team will staff the group. Cobalt's sales force will become a part of Sun's Global Sales Organization, reporting to EVP Masood Jabbar.

Q:   Is Cobalt's management team moving over to Sun?
A:   Following the close of the acquisition, the new appliance group inside Sun will be headed by Stephen Dewitt as VP, reporting to John McFarlane, EVP of the Network Service Provider Division of Sun. Vivek Methra will be the CTO of the same appliance group.

Q:   Will Cobalt employees be offered positions with Sun?
A:   Yes. All of Cobalt's employees will be offered positions at Sun and we expect to continue hiring.

Q:   When will the acquisition close?
A:   Subject to regulatory requirements and customary closing conditions, we expect the acquisition to close within approximately 90 days.

Q:   What will happen between now and the closing of the acquisition?
A:   Both companies will operate as independent entities until the deal closes.
The parties will identify a transition team that will begin planning for a smooth

Q.   Is this a change in strategy for Sun?
A: This is an extension of Sun's current product line, not a new strategy. Sun intends to use Cobalt's existing brand and product names in the marketplace. The Cobalt product line will enhance Sun's existing product line by adding an server appliance platform. This is primarily an opportunity for Sun to expand its product offerings to service providers and, over time, it will open new markets. Sun has been a strong partner and


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supplier to service providers and those relationships will continue to grow with the addition of Cobalt's programs and product offerings.

Q:   When should we expect to see new products from Sun as a result of this transaction?
A:   This will not affect Sun's product line-up. The SPARC/Solaris-based enterprise servers and the Sun Netra product line will remain unchanged. Following the closing, existing products from Cobalt will be sold by Sun's sales force. Details on the first new products based on new product development between Sun and Cobalt can only be discussed after the close of the deal when the two companies can begin collaborating in earnest.


ABOUT Cobalt

Q:   Who is Cobalt?
A:   Cobalt is a worldwide leader in server appliances - software-intensive, limited function devices. Cobalt's product lines - Cobalt Qube, Cobalt Cache, Cobalt RaQ and Cobalt NASRaQ - are used as Internet and Web hosting server appliances at businesses, Service Providers and educational institutions. Cobalt's solutions are delivered through a global network of distributors, value-added resellers and ISPs. Founded in 1996, Cobalt went public in November 1999 and is headquartered in Mountain View, California.

Q:   What is Cobalt's product?
A:   Cobalt's server appliances enable users to establish a Web presence easily and affordably. Cobalt's customers are service providers who offer hosting services to end users, as well as the end users themselves. Cobalt's product prices range from less than $1,000 to over $4,000, are fully deployed in minutes, and are easy to use. Cobalt products include:

     o The Cobalt QUBE. A complete Internet and intranet server in a box that can connect and serve up to 150 users and millions of web items and emails everyday.

     o The Cobalt RAQ. Server appliance capable of hosting as many as 200 websites or a single, powerful dedicated server.

     o The Cobalt Cache. A specialized server for networks where traffic occasionally exceeds the capacity. Rather than increasing bandwidth, the Cobalt CacheRaQ stores frequently requested files, freeing bandwidth for new requests and other traffic.

     o The Cobalt NAS. The Cobalt NASRaQ has up to 32gigs of storage; can be added to a network in a matter of minutes.

Q:   Do Cobalt products overlap with any of Sun's products?
A:   No. There is no overlap with existing products.

Q:   How many customers does Cobalt have?
A:   Cobalt has over 4,000 customers, including more than 1,500 service provider customers worldwide.

Q:   How many channel partners does Cobalt have?


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A:   There are over 500 Cobalt resellers worldwide.

Q:   Does Cobalt offer products outside of North America?
A:   Yes, Cobalt derives close to 50% of its revenue from outside of North
     America.

Q:   How many employees are currently working at Cobalt?
A:   Approximately 290.

CUSTOMERS

Q:   What will happen to existing Cobalt customers?
A:   After the close of the deal, they will be supported by Sun and Sun's service and sales organizations.

Q:   Who will customers call for support of Cobalt products?
A:   Until the acquisition closes, Cobalt will continue to use existing communications channels. After the closing, Sun's service and support organization will handle support of Cobalt's products.

Q:   Where can I find more information about this?
A:   www.sun.com and www.cobalt.com

PRODUCTS (existing and under development)

***Please note: Most questions about product plans will require speculation. Instead, please respond to questions that would require forward looking statements and speculation with -- "Due to regulatory requirements, neither company can discuss converged product strategy until the deal is completed. Look for more details upon the closing of the acquisition."

Q:   Doesn't Sun's Netra line compete with Cobalt's offerings?
A:   No, Sun's Netra line is its carrier-grade, rack mounted server; this is a complementary server appliance product. Cobalt's server appliance extends Sun's product line.

Q:   How will Cobalt's products be sold?
A:   Via their existing salesforce and existing reseller channels. Following the close of the transaction, Cobalt's sales team will be integrated into Sun's Global Sales Organization.

Q:   When should we expect to see new products from Sun as a result of this acquisition?
A:   Details on the first new products based on new product development between
Sun and Cobalt can only be discussed after the close of the deal when the two companies can begin collaborating in earnest.

Q:   What's your revenue projection for Cobalt's existing products? Do you see it as a major contributor to Sun's revenue in the NSP division?
A:   Sun doesn't break out revenue by division or product line.


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Q:   Is this a departure from Sun's focus on SPARC/Solaris?
Q:   Doesn't the Cobalt product line use Linux and AMD chips? Will you migrate the architecture over to SPARC/Solaris?
Q:   Cobalt uses Microsoft products/technologies, most notably ASP? Does this conflict with Sun's promotion of Java and JSP?
A:   Sun purchased Cobalt to accelerate its entry into the server appliance arena and expand our offerings for service providers. This was an acquisition of a product, not a specific technology, operating system or chip. Our plan is to keep the product line as it is and evolve, as needed, over time. Cobalt's product is a turn-key solution that employs an open architecture allowing it to function across multiple operating environments -- customers buy server appliances because the complexity of the underlying technology is transparent to the user. It's all about the value of the services and functionality provided by the appliance.

Q:   Does this mean Sun will start using Linux in other products?
A:   The acquisition of Cobalt is about access to a product and expanding our business. If Sun were interested in expanding its use of Linux, we could do so without buying a company.

Q:   What do developers write to?
A:   They should continue to write to Cobalt's appliance API's.

The foregoing Q&A contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding the effect of the proposed acquisition on Sun's earnings, Sun's ability to accelerate its expansion into the server appliance arena, Sun's expectations regarding the acceptance and complementary effect of integrating Cobalt's products into Sun's product lines, expectations regarding the growth of the server appliance arena, and the timing of the transaction closing and the integration of Cobalt into Sun. Actual results may vary materially from the results discussed in the forward-looking statements. Factors that may cause such a difference include those risks surrounding the closing of the acquisition, the successful integration of Cobalt into Sun's business subsequent to the closing of the acquisition, timely development, production and acceptance of the products and services contemplated by the proposed acquisition, each company's ability to compete in the highly competitive and rapidly changing marketplace and the other risks detailed from time to time in each company's periodic reports and other documents filed with the Securities and Exchange Commission, including, but not limited to, Sun's report on Form 10-K for the fiscal year ended June 30, 1999, Sun's reports on Form 10-Q for its fiscal quarters ending September 26, 1999, December 26, 1999, and March 26, 2000.

Additional Information: Sun plans to file a Registration Statement on SEC Form S-4 in connection with the merger and Cobalt expects to mail a Proxy Statement/Prospectus to its stockholders containing information about the merger. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Sun , Cobalt, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Sun and Cobalt file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Sun and Cobalt at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Sun's and Cobalt' filings with the


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Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. Cobalt, its directors, executive officers and certain members of management and employees may be soliciting proxies from Cobalt stockholders in favor of the adoption of the merger agreement. A description of any interests that Cobalt's directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus.


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